

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

February 21, 2017

Dennis P. Calvert
Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

> **Re: BioLargo, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 25, 2017**
> **File No. 333-215730**

Dear Mr. Calvert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are seeking to register the offer and sale of 14,685,105 shares issuable upon the conversion of outstanding convertible promissory notes and 18,344,771 shares issuable upon the exercise of outstanding common stock purchase warrants. It appears that you commenced this transaction privately in your 2015 Unit Offering and the convertible notes and the warrants are immediately exercisable, *i.e.*, convertible/exercisable within 60 days at the time of issuance. Please note that a transaction that is commenced as a private offering cannot be converted to a registered offering. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations. Please revise the registration statement to eliminate the offer and sale of the common shares issuable upon conversion and exercise of the convertible notes and warrants.

2. Please note the updating requirements of Rule 8-08 of Regulation S-X and update your financial statements and financial information throughout the filing accordingly.

Cover page

3. Please clarify explicitly on the cover page that the 2,973,832 shares are being registered for resale on behalf of selling stockholders. Also clarify the price relating to the secondary offering. Please identify the market and trading symbol for the securities offered.

Table of Contents

4. Please make sure all the sections have been included in your table of contents; for example, we note the "Selling Stockholders" section is not included. In addition, please be consistent with your terminology. We note you refer both to "selling shareholders" and "selling stockholders".

Management's Discussion and Analysis, page 26

5. Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

6. We remind you that, in addition to your discussion of the results of operations for the three and nine months ended September 30, 2016 and 2015, you should also discuss your results of operations with respect to the most recent fiscal year for which an income statement is provided compared to the corresponding year of the preceding fiscal year. Please revise as necessary. Refer to Item 303 of Regulation S-K.

Cost of Goods Sold, page 26

7. You disclose that cost of goods sold includes the proportions of salaries and expenses related to the sales and marketing efforts of your products. Please tell us and clarify your disclosure to explain why you believe it is appropriate to include these expenses within cost of goods sold instead of selling, general and administrative expenses.

Liquidity and Capital Resources, page 27

8. You disclose on pages 28 and F-5 that you had $290,076 of accounts payable and accrued expenses as of September 30, 2016. Per your balance sheet on page F-1, you disclose a balance of $226,189 for accounts payable and accrued expenses as of September 30, 2016. Please revise your disclosure accordingly.

Executive Compensation, page 34

9. Please update this section, and the section disclosing director compensation, to reflect the last completed fiscal year. See Question 117.05 of Compliance & Disclosure Interpretations relating to Regulation S-K.

Related Party Transactions, page 42

10. To the extent any of the transactions referenced in the second paragraph of this section exceeded $120,000, please provide the disclosure required by Item 404 of Regulation S-K.

One Year Notes, page 44

11. Please clarify the amounts received and number of investors in these offerings. ;We note on page 28 you refer to six investors and a different capital amount.

Selling Stockholders, page 45

12. Please indicate how each selling shareholder received the shares they are registering for resale.

Financial Statements for the Period Ended September 30, 2016

Note 4 – Debt Obligations, page F-9

13. Please note that the table summarizing your debt obligations as of September 30, 2016 does not equal $5,447,876, since you did not include in your table the convertible notes of $280,000 that have a maturity date of July 8, 2017. Please revise.

Financial Statements for the Year Ended December 31, 2015

Consolidated Statements of Stockholders' Equity (Deficit), page F-21

14. Please ensure that the number of shares of common stock as presented here agrees to the number of shares of common stock per your balance sheet. For example, you had 85,648,015 shares of common stock as of December 31, 2015 per your equity statement, while your balance sheet indicates you had 85,803,467 shares of common stock as of December 31, 2015.

Note 1 – Business and Organization, page F-23

Consolidated Balance Sheets, page F-19

15. Please revise your presentation of stockholders' equity (deficit) on the face of the balance sheet here and on page F-1 to separately disclose total stockholders' equity (deficit) attributable to BioLargo, Inc. and total stockholders' equity (deficit) attributable to your non-controlling interests. You should then present an aggregate total of all shareholders' equity. Refer to ASC 810-10-45-16 and 810-10-55-4I.

Outlook, page F-23

16. You disclose in paragraph one that you had a net stockholders' deficiency as of December 31, 2015. It appears that you actually had stockholders' equity as of December 31, 2015. Please revise your disclosure accordingly.

Note 2. Summary of Significant Accounting Policies, page F-24

Recent Accounting Pronouncements, page F-27

17. Please revise your disclosure to state that entities are required to apply ASU 2014-09 for annual periods beginning after December 15, 2017 instead of December 15, 2018.

Note 11. Provision for Income Taxes, page F-43

18. Please disclose the expiration dates of your net operating loss carry-forwards, as required by ASC 740-10-50-3.

Recent Sales of Unregistered Securities, page 50

19. Please include all unregistered sales of securities by the Company within the past three years, including the shares issued as compensation in lieu of salary. For each sale, please provide the information required by Item 701 of Regulation S-K. With regard to issuances of stock to employees, vendors, and consultants for services, please include a specific breakdown of who received shares, when you issued the shares, and the exemption from registration upon which you have relied.

Exhibit Index

20. Your footnotes do not reference the correct filings; please file the material exhibits (governing the note, warrant, and share issuances) with your next amendment.

21. Please update your terminology to be consistent with your Description of Offerings section.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction